Exhibit 5.1

Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com
May 5, 2022

Board of Directors
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817

To the addressee referred to above:
We are acting as counsel to Lockheed Martin Corporation, a Maryland corporation (the “Corporation”), in connection with its registration statement on Form S-3 (No. 333-237836) (the “Registration Statement”), filed with the Securities and Exchange Commission relating to the proposed public offering of one or more series of debt securities of the Corporation that may be sold from time to time and on a delayed or continuous basis, as set forth in the prospectus dated April 24, 2020 (the “Prospectus”), which forms a part of the Registration Statement, and as set forth in one or more supplements to the Prospectus. This opinion letter is furnished to you in connection with the sale by the Corporation of $800,000,000 aggregate principal amount of 3.900% Notes due 2032, $850,000,000 aggregate principal amount of 4.150% Notes due 2053 and $650,000,000 aggregate principal amount of 4.300% Notes due 2062 (collectively, the “Notes”) pursuant to the terms of the Underwriting Agreement, dated April 21, 2022, by and among the Corporation and Wells Fargo Securities, LLC and BofA Securities, Inc., as representatives of the several underwriters named in Schedule I thereto (the “Agreement”). The Notes will be issued pursuant to the Indenture, dated as of September 6, 2011, between the Corporation and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee (the “Trustee”), as amended or supplemented from time to time, filed as Exhibit 4.1 to the Registration Statement (the “Indenture”), and as described in the supplement to the Prospectus, dated April 21, 2022 (the “Prospectus Supplement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.
For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.
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Lockheed Martin Corporation	- 2 -	May 5, 2022

For purposes of this opinion letter, we have assumed that (i) the Trustee has all requisite power and authority under all applicable law and governing documents to execute, deliver and perform its obligations under the Indenture and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the Indenture against the Corporation, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes a valid and binding obligation of the Trustee, enforceable against the Trustee in accordance with its terms, (v) there has been no mutual mistake of fact or misunderstanding or fraud, duress or undue influence in connection with the negotiation, execution or delivery of the Indenture, and the conduct of the Trustee has complied with any requirements of good faith, fair dealing and conscionability, and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties (and no act or omission of any party) that would, in any such case, define, supplement or qualify the terms of the Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.
This opinion letter is based as to matters of law solely on the applicable provisions of the laws of the State of Maryland (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level) as currently in effect. We express no opinion herein as to any other statutes, rules or regulations (and in particular, we express no opinion as to any effect that such other statutes, rules or regulations may have on the opinion expressed herein).
Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly authorized on behalf of the Corporation and that following (i) receipt by the Corporation of the consideration specified in the Agreement, (ii) due authentication of the Notes by the Trustee and (iii) due execution and delivery on behalf of the Corporation in accordance with the Indenture, the Notes will constitute valid and binding obligations of the Corporation.
The opinion expressed above with respect to the valid and binding nature of obligations may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Notes are considered in a proceeding in equity or at law).
This opinion letter has been prepared for use in connection with the filing by the Corporation of a Current Report on Form 8-K on the date hereof (the “Current Report”), which Current Report will be incorporated by reference into the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the date hereof.

Lockheed Martin Corporation	- 3 -	May 5, 2022

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report and to the references to this firm under the caption “Legal Matters” in the Prospectus constituting a part of the Registration Statement and under the caption “Validity of the Notes” in the Prospectus Supplement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.
Very truly yours,

/s/ Hogan Lovells US LLP